FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  November 2007

Commission File Number 0-22617

MINCO GOLD CORPORATION

(Formerly “Minco Mining & Metals Corporation”)

(Registrant's name)

1055 West Georgia Street, Suite 2772

Vancouver, British Columbia, Canada  V6E 3R5

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

November 8, 2007

The Registrant announces that the effective date for the completion of the Plan of Arrangement between Minco Gold, Minco Base Metals Corporation (“MBM”) and 0791852 B.C. Ltd. (“Newco”) will be November 15, 2007.  The effective date is the date on which the Arrangement will become legally effective.

2.

Exhibits

2.1

News Release dated November 8, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO GOLD CORPORATION

(Registrant)

/s/Garnet Clark

Date:  November 8, 2007

Garnet Clark

Chief Financial Officer

Exhibit 2.1

TSX: MMM AMEX: MGH FSE:MI5
For Immediate Release	November 8, 2007

NEWS RELEASE

MINCO PROVIDES FURTHER UPDATE ON PLAN OF ARRANGEMENT

Minco Gold Corporation (the "Company" or "Minco Gold") (TSX: MMM/Amex: MGH/FSE:MI5) is pleased to announce that the effective date for the completion of the Plan of Arrangement between Minco Gold, Minco Base Metals Corporation (“MBM”) and 0791852 B.C. Ltd. (“Newco”) will be November 15, 2007.  The effective date is the date on which the Arrangement will become legally effective.

The record date for the purpose of determining the shareholders of Minco Gold who will be entitled to receive common shares of Newco pursuant to the terms of the Arrangement will be the same as the effective date, November 15, 2007 (the “Record Date”).  Shareholders of Minco Gold as of the Record Date will be issued one common share of Newco for each five common shares of Minco Gold held.  New share certificates representing the Newco common shares will be sent to shareholders on or about November 21, 2007.  Certificates will not be issued for fractional shares.  Fractions will be resolved by rounding down.  Minco Gold’s common shares will continue to trade on the TSX and AMEX under the symbols MMM and MGH, respectively. Complete details of the Plan of Arrangement are contained in Minco Gold’s Information Circular (the “Circular”) dated as of June 18, 2007 which is available for review on SEDAR.

Under the rules of the TSX and AMEX, respectively, Minco Gold common shares will commence trading “ex-dividend” with respect to the Newco shares to be distributed under the Arrangement on the opening of trading on November 13 on the TSX and on November 23 on AMEX.  Accordingly, the last opportunity for investors to purchase Minco Gold shares in order to participate in the spin-out of Minco Base Metals will be immediately prior to the close of trading on November 12 on the TSX and immediately prior to the close of trading on November 21 on AMEX.

Due to the difference in “ex-dividend” dates between the AMEX and TSX markets, the AMEX will establish an ex-dividend market for Minco Gold shares under the symbol MGH.WI to coincide with ex-dividend trading on the TSX.  Trades executed under the “ex-dividend” market will NOT carry due bills with respects to the spin-off of Newco.  All deliveries of Minco Gold shares made after the Record Date in settlement of transactions made under the “regular way” market on the AMEX prior to the ex-dividend date will carry “due bills”.  The due bills will have the effect of transferring the right to receive a Newco share from the shareholder on the record date to the purchaser of Minco Gold shares who, at the time of the transaction, paid a “dividend on” price.

Minco Gold and Newco will be providing further updates and information to its shareholders in due course.

About Minco Gold

Minco Gold Corporation (TSX:MMM/AMEX:MGH/FSE:MI5) (formerly “Minco Mining & Metals Corporation”) is a Canadian mining company involved in the direct acquisition and development of high-grade, advanced stage gold and base metals properties in China. The Company owns an exploration property portfolio covering more than 1,500 square kilometres of mineral rights in China including the past producing Gold Bull Mountain mine. For more information on Minco and its properties, please visit the website at www.mincomining.ca or contact Ute Koessler at 1-888-288-8288 or (604)-688-8002 info@mincomining.ca.

ON BEHALF OF THE BOARD

“Dr. Ken Z. Cai”

Chairman & CEO

The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Minco Gold’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.  Forward Looking Statements: Statements in this news release are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including  risks related to the exploration stage of the company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; the possibility that Minco Gold Corporation may change its plans with respect to one or more properties; and other risks and uncertainties described in the company’s annual report on Form 20-F and Reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.